FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
S T Gulliver, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

(i) Acquisition of an interest in 673,370 shares arising from the 2011 Group Performance Share Plan, being the long-term incentive plan of the HSBC Share Plan 2011;
(ii) Acquisition of an interest in 232,312 shares arising from the 2012 deferred award of Restricted Shares under the HSBC Share Plan 2011. 50 per cent of the award is subject to a six-month retention period on vesting;
(iii) Acquisition of an interest in 77,437 shares arising from the 2012 non-deferred award of Restricted Shares under the HSBC Share Plan 2011; and
(iv) Disposal of an interest in 40,269 shares by the Trustee of the HSBC Share Plan 2011 to meet the tax liability arising on the immediate vesting of the non-deferred award in (iii) above.
(v) Disposal of an interest in 37,168 shares by the Trustee of the HSBC Share Plan 2011. Mr Gulliver must retain an equivalent number of shares from his existing holding for a period of six months.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
(i) 673,370 (ii) 232,312 (iii) 77,437
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
(iv) 40,269 (v) 37,168
7	Price per share or value of transactions
(i), (ii) and (iii) N/A (iv)and (v) £5.5505
8	Date and place of transactions
12 March 2012, London
9	Date issuer informed of transactions
14 March 2012
10	Total holding following notification
5,346,732
11	Name of duly authorised officer/official of issuer responsible for making notification
Peter Harvey, Senior Assistant Secretary, 020 7992 1401
12	Date of notification
14 March 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 14 March 2012